                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the six months ended June 30, 2002


                            FAGE DAIRY INDUSTRY S.A.
                 (Translation of Registrant's name into English)


             35, Hermou Street, 144 52 Metamorfossi, Athens, Greece
                     (Address of principal executive office)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

          Form 20-F   X                        Form 40-F
                   ---------                            ---------

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

          Yes                                   No   X
              --------------                      ---------------

                                        I

      This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek societe anonyme (the "Company" or "Fage"), for the fiscal quarter ended June 30, 2002. The Quarterly Report encloses a review, in English, of the Company's unaudited financial information and analysis for the second quarter as well as certain other information.

      The following unaudited financial statements in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

      For a description of accounting policies see Notes to financial statements in Fage's 2001 annual report (FORM 20-F).

      Fage, commencing January 1, 2002, is preparing its financial statements in Euros. For comparison purposes results of previous periods included in this Report have also been stated in Euros based on the fixed exchange rate of GRD
340.75 to EUR 1.00.

                                       II

                            FAGE DAIRY INDUSTRY S.A.
                                    FORM 6-K

              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          ----
PART I     FINANCIAL INFORMATION

ITEM 1     -FINANCIAL STATEMENTS

           a - Consolidated Balance Sheets as of December 31, 2001
               and June 30, 2002                                                           1-2

           b - Consolidated Statements of Income for the six months ended
               June 30, 2001 and 2002                                                       3

           c - Consolidated statements of Income for the three months ended
               June 30, 2001 and 2002                                                       4

           d - Consolidated Statement of Shareholders' Equity for the six months
               ended June 30, 2002                                                          5

           e - Consolidated Statements of Cash Flows for the six months
               ended June 30, 2001 and 2002                                                 6

           f - Notes to Consolidated Financial Statements                                  7-16

ITEM 2     -MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS                                           17-19

PART II    OTHER INFORMATION

ITEM 1     Legal Proceedings                                                               20
ITEM 2     Changes in Securities and use of proceeds                                       20
ITEM 3     Defaults upon Senior Securities                                                 20
ITEM 4     Submission of Matters to a Vote of Security Holders                             20
ITEM 5     Other Information                                                               20
ITEM 6     Exhibits and Reports on Form 8-K                                                20

SIGNATURES                                                                                 21

                                       III

PART I
ITEM 1.a

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                                                   UNAUDITED
                                                                                      -----------------------------------
                                                             DECEMBER 31, 2001                   JUNE 30, 2002
                                                            -------------------       -----------------------------------
                                                 NOTES              EUR                     EUR                U.S.$
                                              ------------  -------------------       ---------------      --------------
   ASSETS
   CURRENT ASSETS
   Cash and cash equivalents                                              2,831                11,204              11,043
   Restricted cash                                                       15,298                15,494              15,271
   Marketable securities                           4                      3,251                 2,929               2,886

   Accounts receivable                             5                     71,881                80,734              79,571
   Less: Allowance for doubtful accounts           5                     (6,951)               (7,226)             (7,121)
                                                            -------------------       ---------------      --------------
                                                                         64,930                73,508              72,450

   Due from related companies                      6                      1,755                 1,735               1,710
   Inventories                                     7                     23,861                28,887              28,471
   Deferred income taxes                                                      0                     0                   0
                                                            -------------------       ---------------      --------------

         TOTAL CURRENT ASSETS                                           111,926               133,757             131,831
                                                            -------------------       ---------------      --------------

   INVESTMENTS AND OTHER ASSETS
   Investments in and advances to affiliates       8                      3,624                 3,352               3,304
   Other non-current assets                        9                        806                 1,053               1,038
                                                            -------------------       ---------------      --------------
                                                                          4,430                 4,405               4,342
                                                            -------------------       ---------------      --------------

   PROPERTY, PLANT AND EQUIPMENT
   Cost                                                                 138,547               142,922             140,864
   Less: Accumulated depreciation                                       (56,069)              (59,890)            (59,027)
                                                            -------------------       ---------------      --------------
                                                                         82,478                83,032              81,836
                                                            -------------------       ---------------      --------------

   DEFERRED CHARGES                                2
   Cost                                                                   3,334                 3,334               3,285
   Less: Accumulated amortization                                        (2,119)               (2,286)             (2,253)
                                                            -------------------       ---------------      --------------
                                                                          1,215                 1,048               1,032
                                                            -------------------       ---------------      --------------

   GOODWILL, RESULTING FROM CONSOLIDATED
     SUBSIDIARIES                                 10                      6,677                 6,677               6,581
                                                            -------------------       ---------------      --------------

   TOTAL ASSETS                                                         206,726               228,919             225,622
                                                            ===================       ===============      ==============

      Exchange rate used for the convenience translation of the June 30, 2002 euro amounts: U.S.$ 0.9856 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.a

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)

                                                                                                UNAUDITED
                                                                                     --------------------------------
                                                               DECEMBER 31, 2001              JUNE 30, 2002
                                                               -----------------     --------------------------------
                                                   NOTES              EUR                   EUR               U.S.$
                                                -----------    -----------------     ---------------      -----------
   LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
   Short-term borrowings                            11                   30,896               34,701           34,201
   Current portion of long-term debt                12                    1,234                  617              608
   Trade accounts payable                                                37,020               38,382           37,829
   Due to related companies                         6                     4,580               10,417           10,267
   Income taxes payable                                                   4,019                7,893            7,780
   Deferred income taxes                                                  1,083                4,816            4,747
   Other current liabilities                        14                    8,328                7,963            7,848
                                                               ----------------      ---------------      -----------

       TOTAL CURRENT LIABILITIES                                         87,160              104,789          103,280
                                                               ----------------      ---------------      -----------

   LONG-TERM LIABILITIES
   Long-term debt                                 12, 13                103,522               93,107           91,766
   Staff retirement indemnities                                           1,199                1,315            1,296
   Other long-term liabilities                                            2,560                2,560            2,523
   Deferred income taxes                                                  5,539                7,368            7,261
                                                               ----------------      ---------------      -----------
                                                                        112,820              104,350          102,847
                                                               ----------------      ---------------      -----------

   MINORITY INTERESTS                                                       163                  190              187
                                                               ----------------      ---------------      -----------

   CONTINGENCIES                                    15

   SHAREHOLDERS' EQUITY
   Share capital, nominal value EUR 2,93
      and EUR 2,94 each at the respective
      dates (7,010,000 shares authorised,
      issued and outstanding at December
      31, 2001 and June 30, 2002)                                        20,572               20,609           20,312
   Reversal of revaluation gains                                        (14,751)             (14,751)         (14,539)
   Retained earnings                                                        763               13,732           13,534
                                                               ----------------      ---------------      -----------
                                                                          6,584               19,590           19,308
                                                               ----------------      ---------------      -----------
   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                                               206,726              228,919          225,622
                                                               ================      ===============      ===========

      Exchange rate used for the convenience translation of the June 30, 2002 euro amounts: U.S.$ 0.9856 to EUR 1.00

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

PART I
ITEM 1.b

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
       (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                        2002
                                                                           2001          -----------------------------------
                                                      NOTES                EUR                 EUR               U.S.$
                                                 ----------------    ---------------     ---------------   -----------------
   Net sales                                                                 139,603             155,039             152,806
   Cost of sales                                                             (92,651)            (97,976)            (96,565)
                                                                     ---------------     ---------------   -----------------

   Gross profit                                                               46,952              57,063              56,241

   Selling, general and
     administrative expenses                                                 (33,893)            (41,288)            (40,693)
                                                                     ---------------     ---------------   -----------------

   Income from operations                                                     13,059              15,775              15,548

   Interest expense                               2, 11, 12, 13               (5,985)             (5,360)             (5,283)
   Foreign exchange gains
     (losses), net                                                           (11,082)             12,170              11,995
   Other income (expenses), net                                                  346                 571                 563
                                                                     ---------------     ---------------   -----------------

   Income (loss) before income taxes
     and minority interests                                                   (3,662)             23,156              22,823
   Provision for income taxes                                                  1,230              (9,797)             (9,656)
                                                                     ---------------     ---------------   -----------------

   Income (loss) before minority interests                                    (2,432)             13,359              13,167

   Minority interests                                                           (105)                (54)                (53)
                                                                     ---------------     ---------------   -----------------

   NET INCOME (LOSS)                                                          (2,537)             13,305              13,114
                                                                     ===============     ===============   =================

   INCOME (LOSS) PER SHARE, BASIC AND DILUTED                                  (0.36)               1.90                1.87
                                                                     ===============     ===============   =================

   WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED                    7,010,000           7,010,000           7,010,000
                                                                     ===============     ===============   =================

      Exchange rate used for the convenience translation of the June 30, 2002 euro amounts: U.S.$ 0.9856 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

PART I
ITEM 1.c

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2002
       (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                        2002
                                                                           2001          -----------------------------------
                                                      NOTES                EUR                 EUR               U.S.$
                                                 ----------------    ---------------     ---------------   -----------------
   Net sales                                                                  75,327              85,250              84,022
   Cost of sales                                                             (50,562)            (55,345)            (54,548)
                                                                     ---------------     ---------------   -----------------

   Gross profit                                                               24,765              29,905              29,474

   Selling, general and
     administrative expenses                                                 (19,251)            (23,768)            (23,426)
                                                                     ---------------     ---------------   -----------------

   Income from operations                                                      5,514               6,137               6,048

   Interest expense                               2, 11, 12, 13               (3,077)             (2,464)             (2,428)
   Foreign exchange gains
     (losses), net                                                            (3,520)             13,362              13,170
   Other income (expenses), net                                                  250                 327                 322
                                                                     ---------------     ---------------   -----------------

   Income (loss) before income taxes
     and minority interests                                                     (833)             17,362              17,112
   Provision for income taxes                                                    173              (7,832)             (7,719)
                                                                     ---------------     ---------------   -----------------

   Income (loss) before minority interests                                      (660)              9,530               9,393

   Minority interests                                                             12                 (48)                (47)
                                                                     ---------------     ---------------   -----------------

   NET INCOME (LOSS)                                                            (648)              9,482               9,346
                                                                     ===============     ===============   =================

   INCOME (LOSS) PER SHARE, BASIC AND DILUTED                                  (0.09)               1.35                1.33
                                                                     ===============     ===============   =================

   WEIGHTED AVERAGE NUMBER OF SHARES, BASIC AND DILUTED                    7,010,000           7,010,000           7,010,000
                                                                     ===============     ===============   =================

      Exchange rate used for the convenience translation of the June 30, 2002 euro amounts: U.S.$ 0.9856 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

PART I
ITEM 1.d

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                         RETAINED EARNINGS (DEFICIT)
                                                                                         ---------------------------
                                                                                          LEGAL, TAX
                                                                          REVERSAL OF      FREE AND
                                         COMPREHENSIVE        SHARE       REVALUATION    EXTRAORDINARY   ACCUMULATED
                                             INCOME          CAPITAL         GAINS          RESERVES       DEFICIT
                                       ----------------    -----------   ------------    ------------    -----------
BALANCE, DECEMBER 31, 2001                                      20,572        (14,751)         19,516        (18,497)
                                                           ===========   ============    ============    ===========

  Increase in share capital through
   cash contribution                                                37              0               0              0

  Net income for the period                      13,305              0              0               0         13,305

  Valuation of marketable securities               (336)             0              0               0              0
                                       ----------------

  Comprehensive income                           12,969
                                       ================    -----------   ------------    ------------    -----------
BALANCE, JUNE 30, 2002                                          20,609        (14,751)         19,516         (5,192)
                                                           ===========   ============    ============    ===========


                                                RETAINED EARNINGS (DEFICIT)
                                         -----------------------------------------
                                         ACCUMULATED
                                            OTHER
                                         COMPREHENSIVE                   GRAND
                                            INCOME          TOTAL        TOTAL
                                         ------------    ----------    ----------
BALANCE, DECEMBER 31, 2001                       (256)          763         6,584
                                         ============    ==========    ==========

  Increase in share capital through
    cash contribution                               0             0            37

  Net income for the period                         0        13,305        13,305

  Valuation of marketable securities             (336)         (336)         (336)

  Comprehensive income

                                         ------------    ----------    ----------
BALANCE, JUNE 30, 2002                           (592)       13,732        19,590
                                         ============    ==========    ==========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

PART I
ITEM 1.e

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
                  (AMOUNTS IN 000'S OF EUROS AND U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                               2002
                                                                    2001           ----------------------------
                                                                    EUR                EUR             U.S.$
                                                               -------------       ------------     -----------
  CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                   (2,537)            13,305          13,114
  Adjustments to reconcile to net cash
    provided by operating activities:
    Depreciation, amortization and impairment allowance                4,241              4,086           4,027
    Deferred income taxes                                             (1,272)             5,561           5,481
    Provision for personnel retirement cost                              126                144             142
    Provision for doubtful accounts receivable                           311                275             271
    Minority interests                                                   105                 54              53
    Gain from sale of property, plant & equipment                       (237)              (194)           (191)
    Unrealised foreign exchange (gains) losses                        11,163            (12,454)        (12,274)
    Loss on investments                                                  239                272             268

    (Increase) Decrease in:
    Accounts receivable                                              (18,152)            (8,607)         (8,483)
    Due from related companies                                          (241)                20              19
    Inventories                                                       (5,537)            (5,026)         (4,953)
    Increase (Decrease) in:
    Trade accounts payable                                            11,174              1,362           1,343
    Due to related companies                                           3,862              5,837           5,753
    Income taxes payable                                                 111              3,873           3,818
    Other current liabilities                                           (411)              (365)           (359)
    Payment of staff retirement indemnities                              (25)               (28)            (28)
    (Increase) decrease in other non-current assets                     (255)              (262)           (258)
    Increase (decrease) in other long-term liabilities                  (269)                 0               0
                                                               -------------       ------------     -----------
  NET CASH FROM OPERATING ACTIVITIES                                   2,396              7,855           7,742
                                                               -------------       ------------     -----------

  CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditure for property, plant & equipment               (5,385)            (6,201)         (6,112)
    Proceeds from sale of fixed assets                                   381              1,769           1,744
    Proceeds from subsidies/grants                                       218                  0               0
    Investments in and advances to affiliates                         (4,613)                 0               0
    Net change in restricted cash                                       (155)              (196)           (193)
    Purchase of marketable securities                                 (1,048)               (14)            (14)
                                                               -------------       ------------     -----------
  NET CASH USED IN INVESTING ACTIVITIES                              (10,602)            (4,642)         (4,575)
                                                               -------------       ------------     -----------

  CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term debt                                     11,030              5,720           5,638
    Repayment of long-term debt                                         (676)              (616)           (607)
    Increase of share capital                                              0                 37              36
                                                               -------------       ------------     -----------
  NET CASH FROM FINANCING ACTIVITIES                                  10,354              5,142           5,068
                                                               -------------       ------------     -----------

  EFFECT OF EXCHANGE RATES CHANGES ON CASH                               139                 17              17
                                                               -------------       ------------     -----------

  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 2,287              8,372           8,252
  CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     3,447              2,831           2,791
                                                               -------------       ------------     -----------

  CASH AND CASH EQUIVALENTS AT END OF PERIOD                           5,734             11,204          11,043
                                                               =============       ============     ===========

  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    - interest, net of amounts capitalized                             5,521              5,485           5,406
    - income taxes                                                       256                361             356

      Exchange rate used for the convenience translation of the June 30, 2002 euro amounts: U.S.$ 0.9856 to EUR 1.00

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES
PART I
ITEM 1.f           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2002

   (AMOUNTS IN ALL TABLES AND NOTES ARE PRESENTED IN THOUSANDS OF EUROS UNLESS
                                OTHERWISE STATED)
                                   (UNAUDITED)

BUSINESS INFORMATION:

      Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the "Company" or "Fage" include, unless the context requires otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

      Fage is engaged in the dairy products business and operates primarily in Greece. The Company's sales are primarily to retailers in Greece and the remainder is exported to Western European countries.

      No single customer accounted for more than 10% of the consolidated net sales for the three or six months ended June 30, 2001 and 2002.

      The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

      For a full description of accounting policies see notes to financial statements for the year ended December 31, 2001.

1.    RECENTLY ISSUED ACCOUNTING STANDARDS:

      During 2001, the Financial Accounting Standards Board ("FASB") has issued four SFAS's ,which are summarized as follows:

          (i) SFAS No. 141, "Business Combinations", relates to financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001 and business combinations completed July 1, 2001 and later. It states that all business combinations included within the scope of the statement should be accounted for using the purchase method. The Company has no pending business combinations, which would be affected by the statement, but any future business combinations that are contemplated would need to take account of the requirements of the statement.

          (ii) SFAS No. 142, "Goodwill and Other Intangible Assets", establishes new standards for accounting for goodwill and other intangible assets. The statement does require that goodwill and indefinite lived intangible assets no longer be amortized, but reviewed annually for impairment and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No. 142 as of January 1, 2002 and completed the step 1 of the transitional goodwill impairment test for all its reporting units. The test indicated that the carrying value of goodwill relating to subsidiaries operating in the cheese sector exceeded its fair value. The Company expects to measure the impairment loss by completing step 2 no later than the end of the fiscal year, December 31, 2002. No other impairment indicators have arisen since January 1, 2002.

          (iii) SFAS No. 143, "Accounting for Asset Retirement Obligations", relates to financial accounting and reporting requirements associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact, if any, that the adoption of this statement will have on the Company's results of operation or financial position.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

          (iv) SFAS No 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The statement requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company applied SFAS No 144 in the accompanying financial statements. No adjustments occurred for the six months ended June 30, 2002.

2.    DEFERRED CHARGES:

      The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997, (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the six months ended June 30, 2001 and 2002 totaled EURO 167 for each of the above periods and amortization for the three months ended June 30, 2001 and 2002 totaled EURO 83 and are included in interest expense in the accompanying consolidated statements of income.

3.    TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

      The consolidated financial statements are stated in Euros. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 0.9856 to EURO 1.00 are included solely for the convenience of the reader. This convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2002, which was US $ 0.9856 to EURO
1.00. The convenience translations should not be construed as representations that the Euros amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange. Included in foreign exchange gains (losses), net, for the six months ended June 30, 2001 and 2002 is an amount of EURO (9,434) and EURO 10,537, respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in
Note 13. Included in foreign exchange gains (losses), net, for the three months ended June 30, 2001 and 2002 is an amount of EURO (2,798) and EURO 11,582, respectively, relating to unrealized foreign exchange gains (losses) of the Senior Notes referred to in Note 13.

4.    MARKETABLE SECURITIES:

      Equity securities at December 31, 2001 and June 30, 2002 include: (a) EURO 1,841 and EURO 1,453, respectively, representing the market value of 139,141 preferred and 210,719 common shares as of December 31, 2001 and 139,831 preferred and 212,849 common shares as of June 30, 2002 of Vis S.A. (a related company - Note 6) representing approximately 7.0% and 7.1% at the respective dates, of the authorized, issued and outstanding shares as of those dates, and
b) EURO 1,410 and EURO 1,476 representing the market value of 300,000 shares, of Hellenic Biscuit Company (a related company) representing approximately 0.9% on both dates of Hellenic Biscuit Company's authorized, issued and outstanding shares traded on the Athens Stock Exchange.

      The above mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders' equity. At December 31, 2001 and June 30, 2002, the cost of these investments in equity securities was EURO 3,507 and EURO 3,521 respectively.

      There were no sales of equity securities for the six months ended June 30, 2001 and 2002.

      The change in net unrealized holding gain (loss) on available for sale equity securities totaled EURO (1,107) and EURO (336) for the six months ended June 30, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

5.    ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

                                                            DECEMBER 31,         JUNE 30,
                                                               2001                2002
                                                           ------------         ----------
                                                                                (UNAUDITED)
       TRADE:
       - In Euro                                                 57,058             62,418
       - In foreign currencies                                    4,118              9,495
                                                              ---------            -------
                                                                 61,176             71,913
       - Less: allowance for doubtful accounts                   (3,098)            (3,237)
                                                              ---------            -------

                                                                 58,078             68,676
                                                              =========            =======

       OTHER:

       - Value added tax                                          2,594              1,591
       - Prepayments                                                190                222
       - Custom brokers                                             128                 54
       - Advances from suppliers                                    227                184
       - Various debtors                                          7,566              6,770
                                                              ---------            -------
                                                                 10,705              8,821

       -    Less: allowance for doubtful accounts and
            various debtors                                      (3,853)            (3,989)
                                                              ---------            -------
                                                                  6,852              4,832
                                                              ---------            -------
                                                                 64,930             73,508
                                                              =========            =======

      The provision for doubtful accounts for the six months ended June 30, 2001 and 2002 totaled EURO 311 and EURO 275, respectively.

      The fair value of accounts receivable approximates the above recorded values.

      At each reporting date, all potentially uncollectable accounts are assessed individually (through consultation with collection counsel) for purposes of determining the appropriate allowance for doubtful accounts. In this respect, the allowance for doubtful accounts at June 30, 2002, includes approximately 100%, 90%, 80%, 70%, 45% and 30% of the delinquent accounts identified above for 1993 through 1997, 1998, 1999, 2000, 2001 and 2002, respectively.

      It is the Company's policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

6.    DUE FROM (TO) RELATED COMPANIES:

      Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage. The Company believes that in each case the terms of such transactions are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

      Account balances with related companies are as follows:

                                                                 DECEMBER 31,           JUNE 30,
                                                                     2001                 2002
                                                                 ------------         ------------
                                                                                       (UNAUDITED)
       Due from:
       - Ioannis Nikolou ULP                                            1,254                1,368
       - Sideris & Co.                                                    367                  367
       - Bizios S.A.                                                      134                    -
                                                                 ------------         ------------
                                                                        1,755                1,735
                                                                 ============         ============
       Due to:
       - Evga S.A.                                                        368                1,215
       - Mornos S.A.                                                    1,677                3,300
       - Aspect S.A.                                                    1,309                4,239
       - Vis S.A.                                                         580                  842
       - Vihep S.A.                                                       336                  433
       - Palace S.A.                                                      230                  122
       - Iofil S.A.                                                        80                    -
       - Bizios S.A.                                                        -                  266
                                                                 ------------         ------------
                                                                        4,580               10,417
                                                                 ============         ============

      Transactions with related companies for the six months ended June 30, 2001 and 2002 are analyzed as follows:

                                                            PURCHASES                         SALES
                                                      FROM RELATED PARTIES              TO RELATED PARTIES
                                                   ---------------------------      -------------------------
                                                    JUNE 30,         JUNE 30,         JUNE 30,       JUNE 30,
                                                      2001             2002             2001           2002
                                                   ----------       ----------      ----------     ----------
                                                                           (UNAUDITED)
       Inventories, materials and supplies             16,019           17,932           2,809          1,924
       Advertising and media                            9,534            7,472               -              -
       Commercial services                              1,235            1,325               -              -

                                                   ----------       ----------      ----------     ----------

                                                       26,788           26,729           2,809          1,924
                                                   ==========       ==========      ==========     ==========

      Purchases of inventories, materials and supplies, represent approximately 18% and 20% of Fage's total purchases for the six months ended June 30, 2001 and 2002, respectively.

      Advertising and media buying services represent approximately 87% and 73% of Fage's total advertising costs for the six months ended June 30, 2001 and 2002, respectively.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

7.    INVENTORIES:

      Inventories are analyzed as follows:

                                                                    DECEMBER 31,       JUNE 30,
                                                                        2001             2002
                                                                    ------------      -----------
                                                                                      (UNAUDITED)
       Merchandise                                                         1,311            1,583
       Finished and semi-finished products                                 8,879           14,937
       Raw materials and supplies                                          7,342            8,403
       Advances and payments to suppliers for materials  and
        supplies                                                           6,329            3,964
                                                                        --------         --------
                                                                          23,861           28,887
                                                                        ========         ========

8.    INVESTMENTS IN AND ADVANCES TO AFFILIATES:

      The Company's investments are analyzed as follows:

                                                                    DECEMBER 31,        JUNE 30,
                                                                        2001             2002
                                                                    ------------      -----------
                                                                                      (UNAUDITED)
       Equity participation:
       - Tyras S.A.                                                        1,109            1,109
       - Bizios S.A.                                                       1,875            1,603
       - Packaging Hellas Development S.A.                                    88               88
                                                                    ------------      -----------
                                                                           3,072            2,800

       Goodwill, net of amortization:
       - Bizios S.A.                                                         552              552
                                                                    ------------      -----------

                                                                           3,624            3,352
                                                                    ============      ===========

The Company's investments in Tyras S.A. and Packing Items Development S.A. are accounted for at cost while its investment in Bizios S.A. is accounted for under the equity method.

9.    OTHER NON-CURRENT ASSETS:

      Other non-current assets are analyzed as follows:

                                                                    DECEMBER 31,       JUNE 30,
                                                                        2001             2002
                                                                    ------------      -----------
                                                                                      (UNAUDITED)
       Long-term notes receivable                                            813            1,729
       Less: current maturities, included in
             trade accounts receivable                                      (380)          (1,079)
                                                                         -------          -------
                                                                             433              650
       Trademarks, net of amortization                                        87               77
       Utility deposits                                                      236              278
       Other                                                                  50               48
                                                                         -------          -------
                                                                             806            1,053
                                                                         =======          =======

      The fair value of the long-term notes receivable approximates the above recorded values.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

10.   GOODWILL, RESULTING FROM CONSOLIDATED SUBSIDIARIES:

      At December 31, 2001 and June 30, 2002, the cost and the accumulated amortization of goodwill were EURO 8,582 and EURO (1,905), respectively at both dates. The Company as of January 1, 2002 applied SFAS No 142, "Goodwill and Other Intangible Assets" and completed the step 1 of the transitional goodwill impairment test for all its reporting units. The test indicated that the carrying value of goodwill relating to subsidiaries operating in the cheese sector exceeded its fair value. The Company expects to measure the impairment loss by completing step 2 no later than the end of the fiscal year, December 31, 2002. No other impairment indicators have arisen since January 1, 2002.

      The unamortized goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                                  DECEMBER 31,         JUNE 30,
                                                                      2001               2002
                                                                  ------------        -----------
                                                                                      (UNAUDITED)
       Food Hellas S.A.                                                  1,755              1,755
       Pindos S.A.                                                         374                374
       Voras S.A.                                                            -                  -
       Xylouris S.A.                                                       754                754
       Ellenica S.R.L.                                                     180                180
       Tamyna S.A.                                                       1,394              1,394
       Agroktima S.A.                                                      134                134
       Iliator S.A.                                                         31                 31
       Zagas S.A.                                                        2,055              2,055
       Fage USA Corp.                                                        -                  -
                                                                  ------------        -----------
                                                                         6,677              6,677
                                                                  ============        ===========

      FOODS HELLAS S.A.: Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

      Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of EURO 1,174 from a third party who had previously acquired the shares from Fage's present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage's present shareholders. Effective January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

      PINDOS S.A.: Fage acquired its participating interest of 97.48% in Pindos S.A. in six tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998,
2.22% in 1999 and 1.37% in 2001) for a total consideration of EURO 8,359. Pindos S.A. is a cheese producer in Ioannina.

      In September 1999 Foods Hellas S.A. acquired a 3.89% interest in Pindos S.A. for an amount of EURO 440. During 2001, Fage increased its participation in Pindos S.A. by 1.37% through an increase in share capital of Pindos S.A. of EURO 2,641 in which Food Hellas did not participate and as a result, its interest in Pindos S.A. was reduced to 2.52%. Accordingly, at June 30, 2002, Fage's direct and indirect interest in Pindos S.A. amounts to 99.984%.

      VORAS S.A.: Fage acquired its participating interest 75.5% in Voras S.A. in three tranches ( 45% in September 1996, 25% in July 1997 and 5.5% in October
1998) for a total consideration of EURO 5,881. Voras S.A. is a milk producer in Amintaio.

      XYLOURIS S.A.: Fage acquired its participating interest 51% in Xylouris S.A. in three tranches (35% in 1995, 12% in 1996 and 4% in October 1997 ) for a total consideration of EURO 1,404. Xylouris is a cheese producer in Crete.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

      ELLENIKA S.R.L.: Ellenika is a 88.87% owned Italian distribution company. Fage acquired its participating interest in Ellenika in 1993 for a consideration of EURO 457.

      TAMYNA S.A.: Fage acquired its participating interest 99.42% in Tamyna S.A. in four tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000 and 26.93% in
March 2001) for a total consideration of EURO 4,845. Additionally in 2000, Foods Hellas S.A. acquired a 0.576% interest in Tamyna S.A. for an amount of EURO 37. Therefore, Fage obtained an additional (indirect) 0.49% interest in Tamyna S.A. and, as of June 30, 2002, holds 99.996% of the company's outstanding shares. Tamyna is a cheese producer in Aliveri.

      AGROKTIMA S.A.: Fage acquired its participating interest of 99.33% in Agroktima S.A. in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of EURO 1,573. Additionally in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima S.A. for an amount of EURO 12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima S.A. and, as of June 30, 2002, holds 99.996% of the company's outstanding shares. Agroktima is an agricultural and farm development company.

      ILIATOR S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company.

      FAGE USA CORP.: During 2000, Fage S.A. established a distribution company in U.S.A. under the name of Fage USA, Corp. Fage S.A. owns 100% of the company, which has been capitalized for an amount of EURO 162 in equity.

      ZAGAS S.A.: Zagas S.A. is a cheese producer in Agrinio. Fage acquired its participating interest 98% on January 19, 2001, for a consideration of EURO 3,020. Additionally in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of EURO 62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of June 30, 2002, holds 99.988% of the company's outstanding shares. The results of this investment have been included in the Company's consolidated results of operations from the date of acquisition. The purchase of Zagas S.A. was accounted for under the purchase method of accounting.

      In 2000 and 2001, the review by the Company's management of the carrying amounts of the goodwill that arose from investments in subsidiaries in connection with their expected recoverable amount and the estimated undiscounted cash flows from future operations indicated that the carrying amount of goodwill relating to subsidiaries operating in the "Feta" cheese sector exceeded its expected recoverable amount. Accordingly management decided to recognize an impairment loss EURO 1,323 and EURO 3,324 in 2000 and 2001, respectively, based upon a calculation of discounted expected cash flows, which was included in impairment loss in the 2000 and 2001 consolidated statements of income, respectively.

      The impairment loss recognized in fiscal year 2001 related to Pindos S.A. (EURO 266), Voras S.A. (EURO 2,420) and Tamyna S.A. (EURO 548) while that of 2000 related to Pindos S.A. (EURO 734) and Tamyna S.A. (EURO 589).

      The main reason for the impairment is mainly linked with the fact that the packaged cheese market in Greece is not developing in line with management's expectations. One of the main contributions to this fact is the European Court ruling against the validity of legislation protecting Feta cheese, the main product of the majority of the Company's subsidiaries, which had an adverse impact on the Company's estimates of future turnover of "Feta" cheese.

11.   SHORT-TERM BORROWINGS:

      Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was EURO 49,900 at December 31, 2001 and June 30, 2002, of which approximately EURO 19,004 and EURO 15,199 were unused as of the above dates. Draw-downs of USD 14.1 million or EURO 14.3 million were made in fiscal year 2000 from these lines of credit, the proceeds of which were used to repurchase Senior Notes with an aggregate face amount of USD 27.4 million (see Note 13). Fage held as of December 31, 2001 and June 30, 2002, in a restricted cash account, an amount of EURO 15,298 and EURO 15,494, respectively, including interest earned through that date. During July 2002, the above short-term borrowings amounted to EURO 14.3 million were paid and the restricted cash was released.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

      Short-term borrowings are denominated in Euros, Japanese Yen and U.S. Dollars and are secured by the corporate guarantee of Fage Dairy Industry S.A. the weighted average interest rates on short-term borrowings as of December 31, 2001 & June

      The weighted average interest rates on short-term borrowings as of December 31, 2001 and June 30, 2002, were as follows:


                                                            DECEMBER 31,           JUNE 30,
                                                                2001                2002
                                                            ------------        ------------
                                                                                 (UNAUDITED)
       CURRENCY
       Japanese Yen                                             2.66%               2.25%
       U.S. Dollar                                              6.10%               3.80%
       Euro                                                     6.44%               5.65%

      Interest on short-term borrowings for the six months ended June 30, 2001 and 2002, totaled EURO 770 and EURO 680, respectively, and for the three months ended June 30, 2001 and 2002 totaled EURO 420 and EURO 383, respectively, and are included in interest expense in the accompanying consolidated statements of income.

12.   LONG-TERM DEBT:

      Long-term debt consists of:

                                                                                   DECEMBER 31,       JUNE 30,
                                                                                       2001             2002
                                                                                  -------------      -----------
                                                                                                     (UNAUDITED)
         (a)    Senior Notes, due 2007 (the  "Notes ") issued on February 11,
                1997. Interest on the Notes is paid semi-annually in February and August, commencing August 1, 1997, at the rate of 9% per annum. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after February 1, 2002
                (see Note 13)                                                           103,522           93,107

         (b)    Long-term loan obtained by Voras S.A. in July 1997 (JPY 248 million) due in seven semi-annual installments, commencing July
                31, 1999 (two years grace period), through July 2002 bearing interest at a rate equal to LIBOR plus 2.10% (2.22% at June 30,
                2002).                                                                      614                -

         (c)    Long-term loan obtained by Voras S.A. in July 1997 (EURO 1.95 million changed in JPY 250.2 million in February 1999) due in seven semi-annual installments, commencing July 31, 1999 (two years grace period), through July 2002 bearing interest at a
                rate equal to LIBOR plus 2.10% (2.22% at June 30, 2002).                    620              617
                                                                                  -------------      -----------
                                                                                        104,756           93,724

         Less:   Current portion of Voras S.A.'s long-term debt.                         (1,234)            (617)
                                                                                  -------------      -----------

                                                                                        103,522           93,107
                                                                                  =============      ===========

      The fair value of the Company's long-term debt approximates the above-recorded values, generally due to their variable market rates.

      Interest expense (excluding Senior Notes interest expense disclosed in Note 13) for the six months ended June 30, 2001 and 2002, totaled EURO 40 and EURO 11, respectively, and for the three months, ended June 30, 2001 and 2002 totaled EURO 14 and EURO 3, respectively and are included in interest expense in the accompanying consolidated statements of income.

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

13.   SENIOR NOTES DUE 2007:

      In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$
114.6 million were used to repay outstanding obligations and for general working capital.

      The Senior Notes ("Notes") issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1, and August 1, and commenced on August 1, 1997. The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

      During 1999 and 2000, the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 27.4 million. The repurchased Senior Notes have been canceled.

      Interest expense (including amortization of deferred charges) for the six months ended June 30, 2001 and 2002, totaled EURO 5,175 and EURO 4,669, respectively, and for the three months ended June 30, 2001 and 2002 totaled EURO 2,643 and EURO 2,078, respectively, and are included in interest expense in the accompanying consolidated statements of income.

      The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and will rank PARI PASSU in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

      The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture.

14.   OTHER CURRENT LIABILITIES:

      The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                                DECEMBER 31,          JUNE 30,
                                                                   2001                 2002
                                                              -------------         ------------
                                                                                      (UNAUDITED)
       Taxes withheld:
       Payroll                                                          381                  293
       Third parties                                                    248                  398
       Milk producers                                                    49                  210
       Other                                                            364                  379
                                                              -------------         ------------
                                                                      1,042                1,280
                                                              -------------         ------------

       Advances from customers                                          313                    3
                                                              -------------         ------------

       Accrued bank interest                                          4,093                3,679
       Social security funds payable                                  1,153                  645
       Accrued and other liabilities                                  1,727                2,356
                                                              -------------         ------------
                                                                      6,973                6,680
                                                              -------------         ------------

       TOTAL                                                          8,328                7,963
                                                              =============         ============

                    FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

15.   CONTINGENCIES:

      The Company is a party to various lawsuits and arbitration proceedings in the normal course of business in Greece, with claims totaling approximately EURO 2,800. According to the Company's management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company's consolidated financial position or results of operations.

      Furthermore, Fage S.A. has been appointed as an official sponsor of the Olympic games held in Athens in the year 2004. The future commitment under the sponsorship agreement amounts to approximately EURO 5.1 million.

16.   SUBSEQUENT EVENTS

      In April 2002, the Agricultural Bank of Greece announced its intent to sell Agno Dairy Industry S.A. (the fourth largest enterprise in the Greek dairy market). The sale is to take place in a two-part competitive process. First interested parties, including Fage, were asked to submit a business plan. Based on this, Fage and two other prospective purchasers (Mevgal and Eurofarma Dairy Industries) were invited to submit financial offers. However, Fage subsequently decided to withdraw from the bidding process and did not submit a bid.

      In July 2002 Fage engaged Ernst & Young as its auditors for the year ending December 31, 2002, replacing Arthur Andersen.

   PART I       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   ITEM 2                           AND RESULTS OF OPERATIONS

   GENERAL

      In the first semester of the year 2002, the entire Greek white milk market volume increased by 5%, due to a significant increase of 7% in the refrigerated segment. Out of all the segments, ESL white milk remains the most dynamic with volume that increased approximately 40% compared to last year, an increase that can be largely attributed to the launch of new FAGE added value products under the FARMA brand name. UHT milk volume decreased by approximately 7%. The yogurt market increased by almost 4% compared to last year. The segments driving this increase are strained (Greek Style) yogurt and children's yogurt. Fage is the leading company in both segments. Desserts volume increased by 28%, mainly due to Fage's launch of the new family brand GLYKOKOYTALIES (sweet spoonfuls). Packaged cheese kept its increasing trend, since market volume increased by 10% in the first semester of the year 2002.

      In the first semester of the year 2002, Fage's sales volume for refrigerated white milk increased by 4%, ESL milk increased by 43%. UHT Fage's sales volume decreased by 6.5%. Yogurt sales volume increased by 2.5%, desserts sales volume increased by 95%. Packaged cheese sales volume increased by 8%.

      FAGE's export volume increased by 9.5%, primary due to an increase of 12.6% in yogurt's export sales and 1.2% in cheese.

      In March, Fage increased prices for all segments by 3.5%.

RESULTS OF OPERATIONS

      The following table sets forth, for the periods indicated, certain items in the Company's consolidated income statements expressed as percentages of net sales:

                                                      SIX MONTHS ENDED            THREE MONTHS ENDED
                                                           JUNE 30,                    JUNE 30,
                                                    -------------------           -------------------
                                                    2001           2002           2001           2002
                                                    -------------------           -------------------
                                                        (UNAUDITED)                  (UNAUDITED)
Net sales ...................................        100%           100%           100%           100%
Cost of sales ...............................       66.4           63.2           67.1           64.9
                                                    -------------------           -------------------
Gross profit ................................       33.6           36.8           32.9           35.1
Selling, general and administrative expenses.       24.3           26.6           25.6           27.9
                                                    -------------------           -------------------
Income from operations ......................        9.3           10.2            7.3            7.2
Interest expense ............................        4.2            3.5            4.1            2.9
Foreign exchange gains (losses), net ........       (7.9)           7.8           (4.7)          15.7
Other income (expenses), net ................        0.2            0.4            0.4            0.4
                                                    -------------------           -------------------
Income (loss) before income taxes and
  minority interests ........................       (2.6)          14.9           (1.1)          20.4
Provision for income taxes ..................        0.9           (6.3)           0.2           (9.2)
                                                    -------------------           -------------------
Income (loss) before minority interests .....       (1.7)           8.6           (0.9)          11.2
Minority interests ..........................       (0.1)             -              -           (0.1)
                                                    -------------------           -------------------
Net income (loss) ...........................       (1.8)           8.6           (0.9)          11.1
                                                    ===================           ===================


      In the following discussion, amounts are presented in thousands of Euros, unless otherwise stated, with a convenience translation into U.S. dollars based on the June 30, 2002 noon buying rate of U.S. $ 0.9856 to EURO 1.00.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002.

      NET SALES. Net sales for the six months ended June 30, 2002 were EURO 155,039 ($ 152.8 million), an increase of EURO 15,436 ($ 15.2 million ), or 11.1
%, from EURO 139,603 ($ 137.6 million) for the comparable period of 2001. This growth resulted from both volume and price increases in the net sales.

      GROSS PROFIT. Gross profit for the six months ended June 30, 2002 was EURO 57,063 ($ 56.2 million), an increase of EURO 10,111 ($ 10.0 million), or 21.5 %, from EURO 46,952 ($ 46.3 million) for the comparable period of 2001. Gross profit as a percentage of net sales for the six months ended June 30, 2002 increased to 36.8% from 33.6% for the comparable period of 2001. The increase was primarily the result of continued improvement in operating and purchasing efficiencies.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for the six months ended June 30, 2002 were EURO 41,288 ($ 40.7 million), an increase of EURO 7,395 ($ 7.3 million), or 21.8%, from EURO 33,893 ($ 33.4 million) for the comparable period of 2001. SG&A as a percentage of net sales increased to 26.6% for the first six months of 2002 from
24.3 % for the first six months of 2001. A significant component of the increased SG&A was attributable to promotion and other expenses in connection with Fage's sponsorship up the 2004 Olympics to be held in Athens. Members of the Filippou family have been engaged by Fage in connection with these promotional activities. In addition, Fage has increased the compensation of certain members of the Filippou family employed by the Company. In each case, the Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

      INCOME FROM OPERATIONS. Income from operations for the six months ended June 30, 2002 was EURO 15,775 ($ 15.5 million), an increase of EURO 2,716 ($ 2.7 million), or 20.8%, from EURO 13,059 ($ 12.9 million) for the comparable period of 2001. Income from operations as a percentage of net sales for the six months ended June 30, 2002 was 10.2% while the respective percentage for the comparable period of 2001 was 9.3 %.

      INTEREST EXPENSES. Interest expenses for the six months ended June 30, 2002 was EURO 5,360 ($ 5.3 million), a decrease of EURO 625 ($ 0.6 million), or 10.4%, from EURO 5,985 ($ 5.9 million) for the comparable period of 2001. The decrease in interest expense was mainly due to the devaluation of the US dollar against the Euro for the six months ended June 30, 2002.

      FOREIGN EXCHANGE GAINS (LOSSES), NET. Foreign exchange gains for the six months ended June 30, 2002 were EURO 12,170 ($ 12.0 million). These gains are mainly the result of the June 30, 2002 remeasurement of the Senior Notes, based on the Euro-US dollar exchange rate, which amounted to EURO 10,537 ($ 10.4 million). This non-cash gain significantly affected net income. For the comparable period of 2001 there was a foreign exchange loss of EURO 11,082 ($
10.9 million).

      OTHER INCOME (EXPENSES), NET. Other income for the six months ended June 30, 2002 were EURO 571 ($ 0.6 million) while for the comparable period of 2001 there was other income of EURO 346 ($ 0.3 million).

      PROVISION FOR INCOME TAXES. The provision for income taxes for the six months ended June 30, 2002 was EURO 9,797 ($ 9.7 million) mainly due to the increased income before income taxes and minority interests. The respective amount for the six months ended June 30, 2001 was EURO 1,230 ($ 1.2 million) benefit due to the loss of that period.

      NET INCOME (LOSS). There was net income of EURO 13,305 ($ 13.1 million) for the six months ended June 30, 2002 compared to net loss of EURO 2,537 ($ 2.5 million) for the comparable period of 2001.

      THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001.

      NET SALES. Net sales for the three months ended June 30, 2002 were EURO 85,250 ($ 84.0 million), an increase of EURO 9,923 ($ 9.8 million), or 13.2%, from EURO 75,327 ($ 74.2 million) for the comparable period of 2001. This growth resulted from both volume and price increases in the net sales.

      GROSS PROFIT. Gross profit for the three months ended June 30, 2002 was EURO 29,905 ($ 29.5 million), an increase of EURO 5,140 ($ 5.1 million), or 20.8%, from EURO 24,765 ($ 24.4 million) for the comparable period of 2001. Gross profit as a percentage of net sales for the three months ended June 30, 2002 increased to 35.1% from 32.9% for the comparable period of 2001. The increase was primarily the result of continued improvement in operating and purchasing efficiencies.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for the three months ended June 30, 2002 were EURO 23,768 ($ 23.4 million), an increase of EURO 4,517 ($4.5 million), or 23.5%, from EURO 19,251 ($ 19.0 million) for the comparable period of 2001. SG&A as a percentage of net sales increased to 27.9% for the three months ended
June 30, 2002 from 25.6% for the comparable period of 2001.A significant component of the increased SG&A was attributable to promotion and other expenses in connection with Fage's sponsorship up the 2004 Olympics to be held in Athens. Members of the Filippou family have been engaged by Fage in connection with these promotional activities. In addition, Fage has increased the compensation of certain members of the Filippou family employed by the Company. In each case, the Company believes the amounts paid to members of the family are appropriate consideration for the services provided.

      INCOME FROM OPERATIONS. Income from operations for the three months ended June 30, 2002 was EURO 6,137 ($ 6.0 million), an increase of EURO 623 ($ 0.6 million), or 11.3%, from EURO 5,514 ($ 5.4 million) for the comparable period of 2001. Income from operations as a percentage of net sales for the three months ended June 30, 2002 decreased to 7.2% from 7.3% for the comparable of 2001. This was primarily due to increased SG&A discussed above.

      INTEREST EXPENSE. Interest expense for the three months ended June 30, 2002 was EURO 2,464 ($2.4 million), a decrease of EURO 613 ($ 0.6 million), or 19.9%, from EURO 3,077 ($ 3.0 million) for the comparable period of 2001. The decrease in interest expense was mainly due to the devaluation of the US dollar against the Euro for the three months ended June 30, 2002.

      FOREIGN EXCHANGE GAINS (LOSSES), NET. Foreign exchange gains for the three months ended June 30, 2002 were EURO 13,362 ($13.2 million). These gains are mainly related to the Senior Notes period end remeasurement of the Senior Notes, based on the Euro-US dollar exchange rate. For the comparable period of 2001 there was a foreign exchange loss of EURO 3,520 ($ 3.5 million).

      OTHER INCOME (EXPENSES), NET. Other income for the three months ended June 30, 2002 was EURO 327 ($ 0.3 million) while for the comparable period of 2001 there was other income of EURO 250 ($ 0.2 million).

      PROVISION FOR INCOME TAXES .The provision for income taxes for the three months ended June 30, 2002 was EURO 7,832 ($ 7.7 million) due to the income before income taxes and minority interests. The provision for income taxes for the three months ended June 30, 2001 was EURO 173 ($ 0.2 million) benefit due to the loss of that period.

      NET INCOME (LOSS). There was net income of EURO 9,482 ($ 9.3 million) for the three months ended June 30, 2002 compared to a net loss of EURO 648 ($ 0.6 million) for the comparable period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

      OPERATING ACTIVITIES. Net cash from operating activities for the six months ended June 30, 2002 was EURO 7,855 ($ 7.7 million), an increase of EURO 5,459 ($ 5.4 million) from EURO 2,396 ($ 2.4 million) net cash from operating activities for the comparable period of 2001 mainly due to the unrealized foreign exchange gains for the six months ended June 30, 2002.

      INVESTING ACTIVITIES. Net cash used in investing activities for the six months ended June 30, 2002 was EURO 4,642 ($ 4.6 million), a decrease of EURO 5,960 ($ 5.9 million) from EURO 10,602 ($ 10.4 million), net cash used in investing activities for the comparable period of 2001. Capital expenditure of EURO 6,201 ($ 6.1 million) were made in continued investments in the Company's facilities in order to further realize operating efficiencies.

      FINANCING ACTIVITIES. Net cash from financing activities for the six months ended June 30, 2002 was EURO 5,142 ($ 5.1 million) while net cash from financing activities was EURO 10,354 ($ 10.2 million) for the comparable period of 2001, a decrease of EURO 5,212 ($ 5.1 million).

      SOURCES OF CAPITAL. The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At June 30, 2002, approximately EURO 15,199 was available, see "Note 11 Short-Term Borrowings".

PART II

ITEM 1 - LEGAL PROCEEDINGS


      No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS

      None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

      None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

      None

ITEM 5 - OTHER INFORMATION

      None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

      None

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.


                                    FAGE DAIRY INDUSTRY S.A.


Date: August 8, 2002                By: /s/ Ioannis Filippou
                                        ------------------------------
                                            Chairman of the Board


Date: August 8, 2002                By: /s/ Kyriakos Filippou
                                        ----------------------------------------
                                            Chief Executive Officer and Director


Date: August 8, 2002                By: /s/ Christos Koloventzos
                                        ------------------------------
                                            Chief Financial Officer